Copa Holdings S.A. Files Annual Report Form 20-F

PANAMA CITY, April 29, 2013 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) has filed today its annual report on Form 20-F for the fiscal year ended December 31, 2012 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa's website at http://www.copaair.com. Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link: http://investor.shareholder.com/copa/annuals.cfm

Hard Copy Request link: http://investor.shareholder.com/copa/investorkit.cfm

For more information please contact Copa Holdings' Investor Relations Department:

Contact: Joseph Putaturo – Director of Investor Relations

Phone: (507) 304-2677

Fax: (507) 304-2535

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 86 aircraft: 60 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

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CONTACT: Joseph Putaturo – Panama, Director - Investor Relations, (507) 304-2677